OMV

News Release

July 23, 2004
For immediate release

www.omv.com

OMV acquires a majority stake in SNP Petrom SA

- **Acquisition of 51% stake in Petrom through a combination of a direct purchase of 33.34% and a simultaneous capital increase in Petrom**
- **Group oil and gas reserves more than tripled: 1 billion boe added**
- **OMV and Petrom create the leading force in the CEE oil and gas industry**

On July 23, 2004 OMV, Central Europe's leading oil and gas group, signed a contract to acquire 33.34% of Romania's largest company Petrom, simultaneously with an increase in Petrom's share capital increasing OMV's stake to 51%. Petrom has estimated oil and gas reserves of about 1 billion (bn) barrels of oil equivalent (boe), a daily production of 220,000 boe, a refining capacity of 8 mn t as well as 600 filling stations. The purchase price for 33.34% will be EUR 669 million (mn). Through OMV's increase in Petrom's share capital, between EUR 723 mn to EUR 855 mn will be injected into Petrom to finance future investments. The precise amount of the capital increase will depend on the response of Petrom's minority shareholders. Wolfgang Ruttenstorfer CEO of OMV: "Today, OMV seizes the biggest opportunity for consolidation in Central and Eastern Europe. For Petrom this transaction offers the opportunity to be a decisive hub for the region, both in E&P as well as R&M."

Being the leading integrated oil and gas company in the large and growing market of Romania and possessing very strong upstream assets makes Petrom a perfect match for OMV. Based in CEE, Petrom's structure is similar to OMV's. Ruttenstorfer added, "The two organizations are very compatible, which will foster the optimal value creation through this alliance. Petrom is a unique opportunity fully in line with our strategy of profitable growth. By acquiring the 51% stake OMV is the frontrunner in Central Eastern Europe's consolidation process strengthening the position of OMV as the clear leader in the region."

In Exploration and Production (E&P) Petrom adds approximately 220,000 boe/d to OMV's 2004 target of 120,000 boe/d. This enables OMV immediately to more than double its targeted production of 160,000 boe/d for 2008. In Refining and Marketing (R&M) OMV will move significantly closer to its targeted market share of 20% in Central Europe set for 2008. Through the acquisition overall market share in the region increases immediately from 13% to 18%.

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OMV oil and gas reserves more than tripled: 1 bn boe added
Petrom's estimated reserves of about 1 bn boe will add significantly to OMV's worldwide proved reserves of 410 mn boe as of December 2003. Helmut Langanger, Member of the OMV Executive Board responsible for Exploration and Production said, "These assets represent a quantum leap for OMV's international E&P portfolio. Romania has a long history of exploring

and producing oil and gas. A big plus of the new assets is the good quality of crude oil in Romania and the technical expertise of Petrom." The acquired portfolio encompasses around 300 oil and gas fields, about 15,000 producing wells throughout the country and the Black Sea, as well as exploration and production concessions in Kazakhstan. Based on these assets above the total transaction value would be equivalent to some USD 2.6/boe of estimated reserves.

Leader in a market with a population of over 100 million
With the acquisition of the biggest filling station network in Romania, OMV's overall network will be expanded from currently 1,782 stations to 2,382. OMV's market share in retail and commercial in Romania will increase from the current 6% to more than 30% and in the overall Danube region from 13% to 18%.

With an additional 8 mn t of refining capacity, the OMV Group's total will be boosted from 18.4 mn t per year to 26.4 mn t. Moreover, OMV will be able to take advantage of both short and long-term possibilities to optimize its filling station and commercial business.

Gerhard Roiss, OMV Deputy Chairman responsible for Refining and Marketing said: "We set the goal of achieving a 20% market share in our core region. With this acquisition we have made a significant step to reach this target. Petrom is a strategic supply basis that reinforces our market leadership in Central Europe". The purchase of the filling station network fits ideally into the Group's strategy. OMV will contribute high quality standards and a modern retail station concept, thus greatly enhancing growth potential.

Substantial new capital for Petrom
OMV will pay EUR 669 mn for the stake of 33.34% of Petrom to the Romanian privatization agency. OMV will raise its stake to 51% through an increase in share capital of between EUR 723 mn and EUR 855 mn subject to minority take up of rights and a potential exercise of an EBRD (European Bank for Reconstruction and Development) option. This capital will flow directly into Petrom and will be available for future investment in the business. "This arrangement clearly creates a win-win situation – for the Romanian Government, for Petrom and for the OMV Group", said Ruttenstorfer.

The acquisition will be initially financed through a combination of cash and committed undrawn facilities. Fully debt-financed consolidated Group gearing would increase by less than 10 percentage points. David C. Davies, OMV CFO, explained, "Thanks to its record-breaking results in 2003 and its continuing strong performance, OMV is in an excellent position to make this investment. Gearing will increase following the transaction, though the impact will be mitigated by the fact that more than half of the purchase price will remain as cash in the company."

Clear plan for the new Petrom
The closing of the transaction and the payment of the purchase price are expected to take place in the fourth quarter of 2004 after the necessary pre-closing conditions have been fulfilled. From the signing onwards, OMV teams will be on site to prepare for the period following the closing. From today, OMV will participate in all commercial and strategic decisions.

Gheorghe Constantinescu, the incumbent CEO of Petrom, will be confirmed as CEO. Ruttenstorfer said, "In Gheorghe Constantinescu we have a proven manager on board, who we regard very highly and whose experience is very important to us". The Board of Directors of Petrom will continue to have seven members, four of whom will be the Executive Board of

OMV. The Petrom Managing Committee will also include four OMV representatives as well as local management.

"Today OMV and Petrom took a major step forward. We are looking at a special challenge to develop both companies successfully. Petrom is a company with great potential, which we will be able to develop jointly towards strong and profitable growth", added Ruttenstorfer.

Notes to editors:

SNP Petrom SA

SNP Petrom SA is the largest Romanian oil and gas group, with activities in Exploration and Production, Refining and Petrochemicals, as well as Distribution and Marketing. Petrom has estimated oil and gas reserves of 1 bn boe, refining capacity of 8 mn t and 600 filling stations. In 2003 the sales of the group was EUR 2,023 mn, its EBITDA was EUR 280 mn and its net profit was EUR 9 mn.

OMV Aktiengesellschaft

With Group sales of EUR 7.64 bn and 6,137 employees in 2003, and a current market capitalization of EUR 4.5 bn, OMV is Austria's largest listed industrial company. As the leading oil and gas group in Central Europe, OMV is active in 12 CE countries in Refining and Marketing (R&M). OMV has set a goal of doubling its 2001 market position from 9% in 2001 to 20% by 2008. In Exploration and Production (E&P) OMV is active in 16 countries on five continents and plans to double its oil and gas production to 160,000 boe/d by 2008. In the Gas segment, OMV has storage facilities as well as a 2000 km pipeline system and transports 41 bcm annually to countries like Germany or Italy. The OMV Group also operates integrated chemical and petrochemical plants and holds a 25% stake in Borealis A/S, one of the world's leading polyolefins producers. Other important holdings are: 50% of EconGas GmbH, 45% of the BAYERNOIL-Raffinerieverbund, 9% of the Hungarian petroleum company MOL, and 25.1% of The Rompetrol Group, the largest private oil company in Romania.

— Ends —

For further information, please contact:

OMV

Brigitte H. Juen, Investor Relations	Tel. +43 (1) 40 440-21622; e-mail: investor.relations@omv.com
Bettina Gneisz, Press Office	Tel. +43 (1) 40 440-21660; e-mail: bettina.gneisz@omv.com
Thomas Huemer, Press Office	Tel. +43 (1) 40 440-21660; e-mail: thomas.huemer@omv.com
Internet home page:	http://www.omv.com

Cubitt Consulting

Simon Brocklebank-Fowler	Tel. +44 (207) 367-5101; e-mail: simon.brocklebank-fowler@cubitt.com
Mark Kollar, New York	Tel. + 1 (212) 896-1201; e-mail: mark.kollar@cubitt.com

Deutsche Bank

David Waring	Tel. +44 (207) 547-6315; e-mail: david.waring@db.com
Richard Finston	Tel. +44 (207) 547-6264; e-mail: richard.finston@db.com

Next result announcement **January–June and Q2/04** on August 17, 2004